UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Vertiv Holdings Co

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92537N108

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,311,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,311,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,311,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

PN

* Includes 2,354,710 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,334,504
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,334,504
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,334,504
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		832,475
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

832,475
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

832,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		628,254
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

628,254
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

628,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD P FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,354,710
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,354,710
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,354,710*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Consisting of 2,354,710 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

6

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE P GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,354,710
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,354,710
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,354,710*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Consisting of 2,354,710 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

7

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,982,964
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,982,964
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,982,964*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 2,354,710 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

8

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		350,727
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

350,727
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		350,727
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

350,727
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

350,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,333,691
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,333,691
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,333,691*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

* Includes 2,354,710 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,603,805
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,603,805
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,603,805
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

12

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,311,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,311,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,311,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

* Includes 2,354,710 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

13

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,311,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,311,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,311,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

PN

* Includes 2,354,710 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

14

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,311,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

14,311,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,311,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

* Includes 2,354,710 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

15

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,311,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

14,311,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,311,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 2,354,710 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

16

CUSIP No. 92537N108

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,311,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

14,311,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,311,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

IN

* Includes 2,354,710 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

17

CUSIP No. 92537N108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 7,334,504 Shares beneficially owned by Starboard V&O Fund is approximately $82,294,620, excluding brokerage commissions. The aggregate purchase price of the 832,475 Shares beneficially owned by Starboard S LLC is approximately $9,439,872, excluding brokerage commissions. The aggregate purchase price of the 628,254 Shares beneficially owned by Starboard C LP is approximately $7,095,946, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 2,354,710 Shares by Starboard P LP is approximately $25,822,971, excluding brokerage commissions. The aggregate purchase price of the 350,727 Shares beneficially owned by Starboard L Master is approximately $3,990,331, excluding brokerage commissions. The aggregate purchase price of the 1,603,805 Shares beneficially owned by Starboard X Master is approximately $18,130,364, excluding brokerage commissions. The aggregate purchase price of the 1,206,525 Shares held in the Starboard Value LP Account is approximately $12,556,269, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 379,736,270 Shares outstanding, as of April 24, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 28, 2023.

A.	Starboard V&O Fund
(a)	As of the close of business on July 20, 2023, Starboard V&O Fund beneficially owned 7,334,504 Shares.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 7,334,504
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,334,504
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard V&O Fund since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
18

CUSIP No. 92537N108

B.	Starboard S LLC
(a)	As of the close of business on July 20, 2023, Starboard S LLC beneficially owned 832,475 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 832,475
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 832,475
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard S LLC since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on July 20, 2023, Starboard C LP beneficially owned 628,254 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 628,254
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 628,254
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard C LP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard P LP
(a)	As of the close of business on July 20, 2023, Starboard P LP beneficially owned 2,354,710 Shares, consisting of 2,354,710 Shares underlying certain forward purchase contracts.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,354,710
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,354,710
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard P LP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
19

CUSIP No. 92537N108

E.	Starboard P GP
(a)	Starboard P GP, as the general partner of Starboard P LP, may be deemed the beneficial owner of the 2,354,710 Shares owned by Starboard P LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,354,710
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,354,710
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard P GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Starboard P LP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP and the managing member of Starboard P GP, may be deemed the beneficial owner of the (i) 628,254 Shares owned by Starboard C LP and (ii) 2,354,710 Shares owned by Starboard P LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,982,964
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,982,964
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer on behalf of each of Starboard C LP and Starboard P LP since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard L Master
(a)	As of the close of business on July 20, 2023, Starboard L Master beneficially owned 350,727 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 350,727
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,727
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard L Master since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
20

CUSIP No. 92537N108

H.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 350,727 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 350,727
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 350,727
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer on behalf of Starboard L Master since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 628,254 Shares owned by Starboard C LP, (ii) 2,354,710 Shares owned by Starboard P LP and (iii) 350,727 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 3,333,691
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,333,691
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer on behalf of each of Starboard C LP, Starboard P LP and Starboard L Master since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard X Master
(a)	As of the close of business on July 20, 2023, Starboard X Master beneficially owned 1,603,805 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,603,805
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,603,805
4. Shared power to dispose or direct the disposition: 0

21

CUSIP No. 92537N108

(c)	The transactions in securities of the Issuer by Starboard X Master since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
K.	Starboard Value LP
(a)	As of the close of business on July 20, 2023, 1,206,525 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard P LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 7,334,504 Shares owned by Starboard V&O Fund, (ii) 832,475 Shares owned by Starboard S LLC, (iii) 628,254 Shares owned by Starboard C LP, (iv) 2,354,710 Shares owned by Starboard P LP, (v) 350,727 Shares owned by Starboard L Master, (vi) 1,603,805 Shares owned by Starboard X Master and (vii) 1,206,525 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 14,311,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 14,311,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
L.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 7,334,504 Shares owned by Starboard V&O Fund, (ii) 832,475 Shares owned by Starboard S LLC, (iii) 628,254 Shares owned by Starboard C LP, (iv) 2,354,710 Shares owned by Starboard P LP, (v) 350,727 Shares owned by Starboard L Master, (vi) 1,603,805 Shares owned by Starboard X Master and (vii) 1,206,525 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 14,311,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 14,311,000
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
22

CUSIP No. 92537N108

M.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 7,334,504 Shares owned by Starboard V&O Fund, (ii) 832,475 Shares owned by Starboard S LLC, (iii) 628,254 Shares owned by Starboard C LP, (iv) 2,354,710 Shares owned by Starboard P LP, (v) 350,727 Shares owned by Starboard L Master, (vi) 1,603,805 Shares owned by Starboard X Master and (vii) 1,206,525 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 14,311,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 14,311,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
N.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 7,334,504 Shares owned by Starboard V&O Fund, (ii) 832,475 Shares owned by Starboard S LLC, (iii) 628,254 Shares owned by Starboard C LP, (iv) 2,354,710 Shares owned by Starboard P LP, (v) 350,727 Shares owned by Starboard L Master, (vi) 1,603,805 Shares owned by Starboard X Master and (vii) 1,206,525 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 14,311,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 14,311,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
O.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 7,334,504 Shares owned by Starboard V&O Fund, (ii) 832,475 Shares owned by Starboard S LLC, (iii) 628,254 Shares owned by Starboard C LP, (iv) 2,354,710 Shares owned by Starboard P LP, (v) 350,727 Shares owned by Starboard L Master, (vi) 1,603,805 Shares owned by Starboard X Master and (vii) 1,206,525 Shares held in the Starboard Value LP Account.

23

CUSIP No. 92537N108

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,311,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,311,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in securities of the Issuer since the filing of Amendment No. 1 to the Schedule 13D. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard P LP, Starboard L Master and Starboard X Master since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of July 19, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, Starboard P LP entered into forward purchase contracts with UBS as the counterparty initially providing for the purchase of an aggregate of 4,643,679 Shares having an aggregate purchase price of approximately $51,200,627 (each an “April 2024 UBS Forward Contract”). Each of the April 2024 UBS Forward Contracts has a final valuation date of April 10, 2024, however, Starboard P LP has the ability to elect early settlement after serving notice to the counterparty of such intention at least two scheduled trading days in advance of the desired early final valuation date. Starboard P LP has sold certain of the April 2024 UBS Forward Contracts, as reported in Amendment No. 1 and this Amendment No. 2 to the Schedule 13D. Accordingly, Starboard P LP is a party to the remaining April 2024 UBS Forward Contracts providing for the purchase of an aggregate of 2,354,710 Shares.

Each of Starboard V&O Fund, Starboard P LP, Starboard L Master and Starboard X Master sold short in the over the counter market American-style call options to Goldman Sachs referencing an aggregate of 335,800 Shares, 107,800 Shares, 16,100 Shares and 73,400 Shares, respectively, which have an exercise price of $25.00 per Share and expire on July 21, 2023.

24

CUSIP No. 92537N108

Each of Starboard S LLC and Starboard C LP sold short in the over the counter market American-style call options to BNP Paribas referencing an aggregate of 38,100 Shares and 28,800 Shares, respectively, which have an exercise price of $25.00 per Share and expire on July 21, 2023.

Each of Starboard V&O Fund, Starboard P LP, Starboard L Master and Starboard X Master sold short in the over the counter market American-style call options to Goldman Sachs referencing an aggregate of 335,800 Shares, 107,800 Shares, 16,100 Shares and 73,400 Shares, respectively, which have an exercise price of $27.50 per Share and expire on August 18, 2023.

Each of Starboard S LLC and Starboard C LP sold short in the over the counter market American-style call options to BNP Paribas referencing an aggregate of 38,100 Shares and 28,800 Shares, respectively, which have an exercise price of $27.50 per Share and expire on August 18, 2023.

25

CUSIP No. 92537N108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD P FUND LP

By: Starboard Value P GP LLC,

its general partner

STARBOARD VALUE P GP LLC

By: Starboard Value R LP,

its member

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

26

CUSIP No. 92537N108

Schedule A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Securities (Sold)	Price ($)	Date of Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Common Stock	(183,216)	19.4207	06/01/2023
Sale of Common Stock	(255,888)	19.7380	06/02/2023
Sale of Common Stock	(179,122)	19.9711	06/05/2023
Sale of Common Stock	(102,356)	20.4983	06/07/2023
Sale of Common Stock	(76,767)	21.1019	06/09/2023
Sale of Common Stock	(26,101)	21.4040	06/12/2023
Sale of Common Stock	(127,944)	21.9435	06/13/2023
Sale of Common Stock	(12,794)	22.7148	06/14/2023
Sale of Common Stock	(51,178)	22.8884	06/16/2023
Sale of July 2023 Call Option ($25.00 Strike Price)[1]	(335,800)	0.4640	06/16/2023
Sale of Common Stock	(76,691)	23.0875	06/20/2023
Sale of Common Stock	(25,566)	23.0815	06/22/2023
Sale of Common Stock	(25,566)	24.0568	06/26/2023
Sale of Common Stock	(12,781)	23.8374	06/27/2023
Sale of August 2023 Call Option ($27.50 Strike Price)[2]	(335,800)	0.7144	07/05/2023
Sale of Common Stock	(94,445)	26.4239	07/19/2023
Sale of Common Stock	(182,796)	26.4955	07/19/2023
Sale of Common Stock	(126,089)	26.4773	07/19/2023
Sale of Common Stock	(122,252)	26.5636	07/19/2023
Sale of Common Stock	(885,566)	26.4752	07/19/2023
Sale of Common Stock	(877,423)	26.3947	07/20/2023
Sale of Common Stock	(29,085)	26.4333	07/20/2023
Sale of Common Stock	(44,277)	26.3251	07/20/2023
Sale of Common Stock	(65,015)	26.6016	07/20/2023
Sale of Common Stock	(3,392)	26.4140	07/20/2023

CUSIP No. 92537N108

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Common Stock	(20,795)	19.4207	06/01/2023
Sale of Common Stock	(29,044)	19.7380	06/02/2023
Sale of Common Stock	(20,331)	19.9711	06/05/2023
Sale of Common Stock	(11,617)	20.4983	06/07/2023
Sale of Common Stock	(8,713)	21.1019	06/09/2023
Sale of Common Stock	(2,962)	21.4040	06/12/2023
Sale of Common Stock	(14,522)	21.9435	06/13/2023
Sale of Common Stock	(1,452)	22.7148	06/14/2023
Sale of Common Stock	(5,809)	22.8884	06/16/2023
Sale of July 2023 Call Option ($25.00 Strike Price)[1]	(38,100)	0.4640	06/16/2023
Sale of Common Stock	(8,704)	23.0875	06/20/2023
Sale of Common Stock	(2,902)	23.0815	06/22/2023
Sale of Common Stock	(2,902)	24.0568	06/26/2023
Sale of Common Stock	(1,450)	23.8374	06/27/2023
Sale of August 2023 Call Option ($27.50 Strike Price)[2]	(38,100)	0.7144	07/05/2023
Sale of Common Stock	(10,720)	26.4239	07/19/2023
Sale of Common Stock	(20,748)	26.4955	07/19/2023
Sale of Common Stock	(14,312)	26.4773	07/19/2023
Sale of Common Stock	(13,876)	26.5636	07/19/2023
Sale of Common Stock	(100,515)	26.4752	07/19/2023
Sale of Common Stock	(99,591)	26.3947	07/20/2023
Sale of Common Stock	(3,301)	26.4333	07/20/2023
Sale of Common Stock	(5,026)	26.3251	07/20/2023
Sale of Common Stock	(7,379)	26.6016	07/20/2023
Sale of Common Stock	(385)	26.4140	07/20/2023

CUSIP No. 92537N108

STARBOARD P FUND LP

Sale of Forward Contract	(58,824)	19.4207	06/01/2023
Sale of Forward Contract	(82,156)	19.7380	06/02/2023
Sale of Forward Contract	(57,509)	19.9711	06/05/2023
Sale of Forward Contract	(32,862)	20.4983	06/07/2023
Sale of Forward Contract	(24,647)	21.1019	06/09/2023
Sale of Forward Contract	(8,380)	21.4040	06/12/2023
Sale of Forward Contract	(41,078)	21.9435	06/13/2023
Sale of Forward Contract	(4,108)	22.7148	06/14/2023
Sale of Forward Contract	(16,431)	22.8884	06/16/2023
Sale of July 2023 Call Option ($25.00 Strike Price)[1]	(107,800)	0.4640	06/16/2023
Sale of Forward Contract	(24,623)	23.0875	06/20/2023
Sale of Forward Contract	(8,208)	23.0815	06/22/2023
Sale of Forward Contract	(8,208)	24.0568	06/26/2023
Sale of Forward Contract	(4,104)	23.8374	06/27/2023
Sale of August 2023 Call Option ($27.50 Strike Price)[2]	(107,800)	0.7144	07/05/2023
Sale of Forward Contract	(453,067)	26.4773	07/19/2023
Sale of Forward Contract	(327,334)	26.3251	07/20/2023

CUSIP No. 92537N108

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Common Stock	(15,694)	19.4207	06/01/2023
Sale of Common Stock	(21,918)	19.7380	06/02/2023
Sale of Common Stock	(15,343)	19.9711	06/05/2023
Sale of Common Stock	(8,767)	20.4983	06/07/2023
Sale of Common Stock	(6,575)	21.1019	06/09/2023
Sale of Common Stock	(2,236)	21.4040	06/12/2023
Sale of Common Stock	(10,959)	21.9435	06/13/2023
Sale of Common Stock	(1,096)	22.7148	06/14/2023
Sale of Common Stock	(4,383)	22.8884	06/16/2023
Sale of July 2023 Call Option ($25.00 Strike Price)[1]	(28,800)	0.4640	06/16/2023
Sale of Common Stock	(6,569)	23.0875	06/20/2023
Sale of Common Stock	(2,190)	23.0815	06/22/2023
Sale of Common Stock	(2,190)	24.0568	06/26/2023
Sale of Common Stock	(1,095)	23.8374	06/27/2023
Sale of August 2023 Call Option ($27.50 Strike Price)[2]	(28,800)	0.7144	07/05/2023
Sale of Common Stock	(8,089)	26.4239	07/19/2023
Sale of Common Stock	(15,657)	26.4955	07/19/2023
Sale of Common Stock	(10,799)	26.4773	07/19/2023
Sale of Common Stock	(10,471)	26.5636	07/19/2023
Sale of Common Stock	(75,849)	26.4752	07/19/2023
Sale of Common Stock	(75,151)	26.3947	07/20/2023
Sale of Common Stock	(2,491)	26.4333	07/20/2023
Sale of Common Stock	(3,792)	26.3251	07/20/2023
Sale of Common Stock	(5,569)	26.6016	07/20/2023
Sale of Common Stock	(291)	26.4140	07/20/2023

CUSIP No. 92537N108

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Common Stock	(8,761)	19.4207	06/01/2023
Sale of Common Stock	(12,236)	19.7380	06/02/2023
Sale of Common Stock	(8,565)	19.9711	06/05/2023
Sale of Common Stock	(4,894)	20.4983	06/07/2023
Sale of Common Stock	(3,671)	21.1019	06/09/2023
Sale of Common Stock	(1,248)	21.4040	06/12/2023
Sale of Common Stock	(6,118)	21.9435	06/13/2023
Sale of Common Stock	(612)	22.7148	06/14/2023
Sale of Common Stock	(2,447)	22.8884	06/16/2023
Sale of July 2023 Call Option ($25.00 Strike Price)[1]	(16,100)	0.4640	06/16/2023
Sale of Common Stock	(3,667)	23.0875	06/20/2023
Sale of Common Stock	(1,222)	23.0815	06/22/2023
Sale of Common Stock	(1,222)	24.0568	06/26/2023
Sale of Common Stock	(611)	23.8374	06/27/2023
Sale of August 2023 Call Option ($27.50 Strike Price)[2]	(16,100)	0.7144	07/05/2023
Sale of Common Stock	(4,516)	26.4239	07/19/2023
Sale of Common Stock	(8,740)	26.4955	07/19/2023
Sale of Common Stock	(6,028)	26.4773	07/19/2023
Sale of Common Stock	(5,845)	26.5636	07/19/2023
Sale of Common Stock	(42,339)	26.4752	07/19/2023
Sale of Common Stock	(41,949)	26.3947	07/20/2023
Sale of Common Stock	(1,391)	26.4333	07/20/2023
Sale of Common Stock	(2,117)	26.3251	07/20/2023
Sale of Common Stock	(3,108)	26.6016	07/20/2023
Sale of Common Stock	(162)	26.4140	07/20/2023

CUSIP No. 92537N108

STARBOARD X MASTER FUND LTD

Sale of Common Stock	(40,063)	19.4207	06/01/2023
Sale of Common Stock	(55,955)	19.7380	06/02/2023
Sale of Common Stock	(39,168)	19.9711	06/05/2023
Sale of Common Stock	(22,382)	20.4983	06/07/2023
Sale of Common Stock	(16,786)	21.1019	06/09/2023
Sale of Common Stock	(5,707)	21.4040	06/12/2023
Sale of Common Stock	(27,977)	21.9435	06/13/2023
Sale of Common Stock	(2,798)	22.7148	06/14/2023
Sale of Common Stock	(11,191)	22.8884	06/16/2023
Sale of July 2023 Call Option ($25.00 Strike Price)[1]	(73,400)	0.4640	06/16/2023
Sale of Common Stock	(16,770)	23.0875	06/20/2023
Sale of Common Stock	(5,590)	23.0815	06/22/2023
Sale of Common Stock	(5,590)	24.0568	06/26/2023
Sale of Common Stock	(2,795)	23.8374	06/27/2023
Sale of August 2023 Call Option ($27.50 Strike Price)[2]	(73,400)	0.7144	07/05/2023
Sale of Common Stock	(20,652)	26.4239	07/19/2023
Sale of Common Stock	(39,972)	26.4955	07/19/2023
Sale of Common Stock	(27,572)	26.4773	07/19/2023
Sale of Common Stock	(26,733)	26.5636	07/19/2023
Sale of Common Stock	(193,648)	26.4752	07/19/2023
Sale of Common Stock	(191,868)	26.3947	07/20/2023
Sale of Common Stock	(6,360)	26.4333	07/20/2023
Sale of Common Stock	(9,682)	26.3251	07/20/2023
Sale of Common Stock	(14,217)	26.6016	07/20/2023
Sale of Common Stock	(742)	26.4140	07/20/2023

CUSIP No. 92537N108

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Common Stock	(30,647)	19.4207	06/01/2023
Sale of Common Stock	(42,803)	19.7380	06/02/2023
Sale of Common Stock	(29,962)	19.9711	06/05/2023
Sale of Common Stock	(17,122)	20.4983	06/07/2023
Sale of Common Stock	(12,841)	21.1019	06/09/2023
Sale of Common Stock	(4,366)	21.4040	06/12/2023
Sale of Common Stock	(21,402)	21.9435	06/13/2023
Sale of Common Stock	(2,140)	22.7148	06/14/2023
Sale of Common Stock	(8,561)	22.8884	06/16/2023
Sale of Common Stock	(12,976)	23.0875	06/20/2023
Sale of Common Stock	(4,322)	23.0815	06/22/2023
Sale of Common Stock	(4,322)	24.0568	06/26/2023
Sale of Common Stock	(2,164)	23.8374	06/27/2023
Sale of Common Stock	(16,578)	26.4239	07/19/2023
Sale of Common Stock	(32,087)	26.4955	07/19/2023
Sale of Common Stock	(22,133)	26.4773	07/19/2023
Sale of Common Stock	(21,459)	26.5636	07/19/2023
Sale of Common Stock	(155,447)	26.4752	07/19/2023
Sale of Common Stock	(154,018)	26.3947	07/20/2023
Sale of Common Stock	(5,105)	26.4333	07/20/2023
Sale of Common Stock	(7,772)	26.3251	07/20/2023
Sale of Common Stock	(11,412)	26.6016	07/20/2023
Sale of Common Stock	(595)	26.4140	07/20/2023

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1 Represents Shares underlying American-style call options sold short in the over the counter market. These call options have an expiration date of July 21, 2023.

2 Represents Shares underlying American-style call options sold short in the over the counter market. These call options have an expiration date of August 18, 2023.